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                            [LETTERHEAD OF DATAMAX]


August 20, 1998

Mr. William L. Tolbert, Jr.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Datamax International Corporation Registration Statement on Form S-1 File No. 333-28133

Dear Mr. Tolbert:

Reference is made to the Registration Statement on Form S-1 (File No. 333-28133), as amended, including all exhibits thereto (the "Registration Statement") of Datamax International Corporation, a Delaware corporation (the "Registrant"); and to your July 23, 1998, letter to the Registrant.

The Registrant hereby requests that the staff of the Division of Corporation Finance consent to the withdrawal by the Registrant of the Registration Statement pursuant to Rule 477 promulgated under the Securities Act of 1933. The reason for this request is that the Registrant has decided not to proceed at this time with the offering contemplated by the Registration Statement.

Please send a copy of the order granting this request to the person(s) identified as agent for service on the cover of the Registration Statement.


Very truly yours,

DATAMAX INTERNATIONAL CORPORATION


By:       /s/ Marvin A. Davis
     -----------------------------

Its:    Chief Executive Officer
     -----------------------------

cc:  Mark B. Tresnowski, Esq.